Exhibit 99.1

Press Release

Sanofi to acquire Dynavax, adding a marketed adult hepatitis B vaccine and phase 1/2 shingles candidate to the pipeline

Paris, December 24, 2025. Sanofi announced today that it has entered into an agreement to acquire Dynavax Technologies Corporation (Dynavax), a publicly traded vaccines company with a marketed adult hepatitis B vaccine (HEPLISAV-B®) and differentiated shingles vaccine candidate. The acquisition augments Sanofi’s presence in adult immunization by bringing together Dynavax’s vaccines with Sanofi’s global scale, development capabilities and commercial reach.

Dynavax’s adult hepatitis B vaccine HEPLISAV-B is currently marketed in the US and is differentiated by its two-dose regimen over one month, which enables high levels of seroprotection faster than other hepatitis B vaccines, which are given in three doses over six months.

The acquisition also includes Dynavax’s shingles vaccine candidate (Z-1018), which is currently in phase 1/2 clinical development and additional vaccine pipeline projects.

“Dynavax enhances Sanofi’s adult immunization presence by adding differentiated vaccines that complement Sanofi’s expertise,” said Thomas Triomphe, Executive Vice President, Vaccines, Sanofi. “Its marketed adult hepatitis B vaccine and shingles candidate bring new options to our portfolio and underscore our commitment to providing vaccine protection across the lifespan.”

“Joining Sanofi will provide the global scale and expertise needed to maximize the impact of our vaccine portfolio,” said Ryan Spencer, Chief Executive Officer, Dynavax. “We believe Sanofi’s commercial reach, development capabilities, and commitment to evidence- based immunization will amplify the opportunity for HEPLISAV-B and our innovative pipeline to address important public health needs, further advancing our mission to help protect the world against infectious disease. We are confident that this transaction – and the compelling value it provides – is in the best interests of the Company and its stockholders.”

Hepatitis B and shingles represent a significant public unmet health need and adult vaccination opportunities. In the US alone, nearly 100 million adults born before 1991 remain unvaccinated, with many potentially at risk for infection. Chronic infection with the hepatitis B virus can cause liver damage and lead to cirrhosis and liver cancer. Shingles, which is caused by the varicella zoster virus, affects one in three adults over their lifetime, according to the World Health Organization. In most people, shingles causes a painful, itchy rash but, in some cases it can lead to long-term nerve pain, serious eye infections that can damage the vision, and, rarely, to dangerous inflammation of the brain.

Financial considerations

Under the terms of the merger agreement, Sanofi will commence a cash tender offer to acquire all outstanding shares of Dynavax for $15.50 per share in cash, reflecting a total equity value of approximately $2.2 billion.

The transaction has been unanimously approved by the Dynavax board of directors. The consummation of the tender offer is subject to customary closing conditions, including the tender of a number of shares of Dynavax common stock that represent at least a majority of the outstanding shares of Dynavax common stock, the expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, certain foreign regulatory filings and clearances, and other customary conditions.

If the tender offer is successfully completed, then following the successful completion of the tender offer, a wholly owned subsidiary of Sanofi will merge with and into Dynavax, and all of the outstanding Dynavax common stock that are not tendered in the tender offer will be converted into the right to receive the same $15.50 per share in cash offered to Dynavax shareholders in the tender offer.

Sanofi plans to fund the acquisition with available cash resources.

The agreement to acquire Dynavax is not expected to have any impact on Sanofi’s financial guidance for 2025. Subject to the satisfaction or waiver of customary closing conditions, the acquisition is expected to close in the first quarter of 2026.

About HEPLISAV-B

HEPLISAV-B is an adult hepatitis B vaccine that combines hepatitis B surface antigen with Dynavax’s vaccine adjuvant, a toll-like receptor (TLR) 9 agonist, to enhance the immune response.

HEPLISAV-B is an injection given to adults 18 years of age and older to help prevent infection caused by the hepatitis B virus. HEPLISAV-B is usually given in the arm muscle. HEPLISAV-B is given in two doses, one month apart, by a healthcare provider.

Important safety information

Do not take HEPLISAV-B if you have a history of severe allergic reaction after a previous dose of any hepatitis B vaccine, or to any ingredient of HEPLISAV-B, including yeast. HEPLISAV-B must be given by a medical professional, who will monitor you afterwards, to check for allergic reaction. If you are immunocompromised, or receiving immunosuppressant therapy, you may have less of an immune response to HEPLISAV-B.

Some people have hepatitis B infection without being aware of it or showing any symptoms. If you already have hepatitis B present in your body, HEPLISAV-B may not prevent hepatitis B infection. The most common side effects include pain at the injection site, tiredness, and headache.

Tell your provider if you are pregnant or plan to become pregnant or are breast feeding. Vaccination with HEPLISAV-B may not protect all individuals.

About Sanofi

Sanofi is an R&D driven, AI-powered biopharma company committed to improving people’s lives and delivering compelling growth. We apply our deep understanding of the immune system to invent medicines and vaccines that treat and protect millions of people around the world, with an innovative pipeline that could benefit millions more. Our team is guided by one purpose: we chase the miracles of science to improve people’s lives; this inspires us to drive progress and deliver positive impact for our people and the communities we serve, by addressing the most urgent healthcare, environmental, and societal challenges of our time.

Sanofi is listed on EURONEXT: SAN and NASDAQ: SNY

About Dynavax

Dynavax is a commercial-stage biopharmaceutical company developing and commercializing innovative vaccines to help protect the world against infectious diseases. The Company has two commercial products, HEPLISAV-B® vaccine [Hepatitis B Vaccine (Recombinant), Adjuvanted], which is approved in the US, the European Union and the United Kingdom for the prevention of infection caused by all known subtypes of hepatitis B virus in adults 18 years of age and older. For more information about our marketed products and development pipeline, visit Dynavax.com.

Sanofi Media Relations

Sandrine Guendoul | +33 6 25 09 14 25 | sandrine.guendoul@sanofi.com

Evan Berland | +1 215 432 0234 | evan.berland@sanofi.com

Léo Le Bourhis | +33 6 75 06 43 81 | leo.lebourhis@sanofi.com

Victor Rouault | +33 6 70 93 71 40 | victor.rouault@sanofi.com

Timothy Gilbert | +1 516 521 2929 | timothy.gilbert@sanofi.com

Léa Ubaldi | +33 6 30 19 66 46 | lea.ubaldi@sanofi.com

Ekaterina Pesheva | +1 410 926 6780 | ekaterina.pesheva@sanofi.com

Sanofi Investor Relations

Thomas Kudsk Larsen | +44 7545 513 693 | thomas.larsen@sanofi.com

Alizé Kaisserian | +33 6 47 04 12 11 | alize.kaisserian@sanofi.com

Keita Browne | +1 781 249 1766 | keita.browne@sanofi.com

Nathalie Pham | +33 7 85 93 30 17 | nathalie.pham@sanofi.com

Thibaud Châtelet | +33 6 80 80 89 90 | thibaud.chatelet@sanofi.com

Yun Li | +33 6 84 00 90 72 | yun.li3@sanofi.com

Additional Information for US Shareholders and Where to Find It

The tender offer for the outstanding shares of Dynavax Technologies Corporation common stock (“Dynavax”) referenced in this communication has not yet commenced. This communication is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Dynavax, nor is it a substitute for the tender offer materials that Sanofi and its acquisition subsidiary will file with the US Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Sanofi and its acquisition subsidiary will file tender offer materials on Schedule TO, and Dynavax will file a Solicitation/Recommendation Statement on Schedule 14D-9 with the SEC with respect to the tender offer. The tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other tender offer documents) and the Solicitation/Recommendation Statement will contain important information. HOLDERS OF SHARES OF DYNAVAX ARE URGED TO READ THESE DOCUMENTS WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION THAT DYNAVAX STOCKHOLDERS SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES. The Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, will be made available to all holders of shares of Dynavax at no expense to them. The tender offer materials and the Solicitation/Recommendation Statement will be made available for free at the SEC’s web site at www.sec.gov. Additional copies may be obtained for free by contacting Sanofi’s Investor Relations Team at investor.relations@sanofi.com or on Sanofi’s website at https://www.sanofi.com/en/investors.

In addition to the Offer to Purchase, the related Letter of Transmittal and certain other tender offer documents, as well as the Solicitation/Recommendation Statement, Sanofi files annual and special reports and other information with the SEC and Dynavax files annual, quarterly and special reports and other information with the SEC. You may read and copy any reports or other information filed by Sanofi and Dynavax at the SEC public reference room at 100 F. Street, N.E., Washington D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Sanofi’s and Dynavax’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Sanofi forward looking statement

This press release contains forward-looking statements that are subject to risks, uncertainties and other factors that could cause actual results to differ materially from those implied by the forward-looking statements. Forward-looking statements are statements that are not historical facts and may include projections and estimates and their underlying assumptions, statements regarding plans, objectives, intentions and expectations with respect to future financial results, events, operations, services, product development and potential, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects”, “anticipates”, “believes”, “intends”, “estimates”, “plans”, “will be” and similar expressions. Although Sanofi’s management believes that the expectations reflected in such forward- looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Sanofi, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include among other things, unexpected regulatory actions or delays, or government regulation generally, that could affect the availability or commercial potential of the product, or the fact that the product may not be commercially successful, and risks related to Sanofi’s and Dynavax’s ability to complete the acquisition on the proposed terms or on the proposed timeline or at all, including the receipt of required regulatory approvals, the risk that the conditions to the closing of the transaction may not be satisfied, the possibility that competing offers will be made, the risk of securityholder litigation relating to the proposed acquisition, including resulting expense or delays, other risks associated with executing business combination transactions, such as the risk that the businesses will not be integrated successfully, that such integration may be more difficult, time-consuming or costly than expected or that the expected benefits of the acquisition will not be realized, risks related to future opportunities and plans for the combined company, including uncertainty of the expected financial performance and results of the combined company following completion of the proposed acquisition, disruption from the proposed acquisition making it more difficult to conduct business as usual or to maintain relationships with customers, employees, manufacturers, suppliers or patient groups, and the possibility that, if the combined company does not achieve the perceived benefits of the proposed acquisition as rapidly or to the extent anticipated by financial analysts or investors, the market price of Sanofi’s shares could decline, as well as other risks related to Sanofi’s and Dynavax’s respective businesses, including the ability to grow sales and revenues from existing products and to develop, commercialize or market new products, competition, including potential generic competition, the uncertainties inherent in research and development, including future clinical data and analysis, regulatory obligations and oversight by regulatory authorities, such as the FDA or the EMA, including decisions of such authorities regarding whether and when to approve any drug, device or biological application that may be filed for any product candidates as well as decisions regarding labelling and other matters that could affect the availability or commercial potential of any product candidates, the absence of a guarantee that any product candidates, if approved, will be commercially successful, the future approval and commercial success of therapeutic alternatives, Sanofi’s ability to benefit from external growth opportunities, to complete related transactions and/or obtain regulatory clearances, risks associated with intellectual property and any related pending or future litigation and the ultimate outcome of such litigation, trends in exchange rates and prevailing interest rates, volatile economic and market conditions, cost containment initiatives and subsequent changes thereto, and the impact that global crises may have on us, our customers, suppliers, vendors, and other business partners, and the financial condition of any one of them, as well as on our employees and on the global economy as a whole. While the list of factors presented here is representative, no list should be considered a statement of all potential risks, uncertainties or assumptions that could have a material adverse effect on companies’ consolidated financial condition or results of operations. The foregoing factors should be read in conjunction with the risks and cautionary statements discussed or identified in the public filings with the US Securities and Exchange Commission (the “SEC”) and the Autorité des marchés financiers made by Sanofi, including those listed under “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in Sanofi’s annual report on Form 20-F for the year ended December 31, 2024 and its other filings with the SEC and the current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10- K and other filings with the SEC filed by Dynavax. The forward-looking statements speak only as of the date hereof and, other than as required by applicable law, Sanofi and Dynavax do not undertake any obligation to update or revise any forward-looking information or statements.